INCORPORATED UNDER THE LAWS OF THE STATE OF MARYLAND
SMITH BARNEY NATURAL RESOURCES FUND INC.

The Corporation Is Authorized To Issue            Million Shares, Par Value
$.001.
SPECIMEN











The Corporation is authorized to issue four or more series of stock. The Corporation will furnish to any stockholder on request and without charge a full statement of the designation
and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the stock of each
series which the Corporation is authorized to issue and, if the Corporation is authorized to issue any preferred or special class in such series, of the differences in the relative rights and preferences among the shares of each series to the extent they have been set and the
authority of the Board of Directors to set the relative rights and preferences of subsequent series.
FORM OF SHARE CERTIFICATE MD.doc

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